VIA EDGAR	January 13, 2014

Ryan Adams
J. Nolan McWilliams
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Registration Statement on Form S-1
Filed December 16, 2013
File No. 333-192804

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated January 9, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1. Refer to your Form 8-K filed on December 16, 2013. Please include in the prospectus the “pro forma” financial information contained in exhibit 99.1 and include a narrative discussion to the extent necessary to place this information in context. Alternatively, explain to us why this information is not material to prospective investors.

Revised to include the Pro Forma as Exhibit 99.1 and included the following language to place it in context:  “The Company has created a Pro Forma for 2014 and 2015 based upon the above referenced financing needs.  The Pro Forma is attached as Exhibit 99.1.  The Pro Forma was created based on the Company’s ability to successfully raise the $1,500,000 by the end of 2014, as indicated above.  The Pro Forma only includes revenue and expenses related to its racing operations (Claims, Allowance and Stakes divisions) and does not include any expenses or revenue associated with the proposed breeding division.  There is no guarantee that the Company will be able to obtain the revenue estimated contained in the Pro Forma or obtain the financing that the Pro Forma is based upon on.”

2. In this regard, it appears that you are conducting a private placement concurrently with this registered offering. Please include the appropriate disclosure of that transaction in the prospectus and provide us with your detailed analysis why the concurrent private placement should not be integrated into your public offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007).

The company is currently not conducting any private placement.  The Pro Forma referenced above was created in relation to an unsolicited meeting with a group of investors from Europe who asked to see a Pro Forma based on the Company’s plan as stated in the Company’s filings.  The meeting was scheduled approximately 3-4 weeks prior to the Company filing its S-1.  The Company filed the 8-K with the Pro Forma to provide the same information to the general public.  The Company has not solicited any discussions regarding possible private placements since the Company’s S-1 has been filed.

3. Additionally, forward-looking statements made by issuers of penny stock are excluded from the safe harbors in section 27A of the Securities Act and section 21D of the Exchange Act. Please confirm that you will not include references to the Private Securities Litigation Reform Act of 1995 so long as you are an issuer of penny stock. We note in this regard the third risk factor on page 14.

Revised to include the following language in the footnote: “The Company is excluded from the safe harbors in section 27A of the Securities Act and Section 21D of the Exchange Act so long as the Company is an issuer of penny stocks.”  Additionally, the Company acknowledges that we will not include references to the Private Securities Litigation Reform Act of 1995 so long as we are an issuer of penny stock.

4. Please file the form of Subscription Agreement as an exhibit to this Registration Statement. We may have additional comments upon review of the exhibit.

Revised to include a copy of the subscription agreement as Exhibit 4.1.

Registration Statement Cover Page

5. Please revise footnote (1) to the Calculation of Registration Fee table to clarify that you are relying on Rule 416(b) of the Securities Act of 1933 and to track the language of that subsection.

Revised to clarifying that we are referring to Rule 416(b).

6. It appears the filing fee should be calculated by reference to Rule 457(a) of the Securities Act of 1933. Please revise footnote (2) to the “Calculation of Registration Fee” table accordingly.

Revised to make the change from referring to Rule 457(c) to Rule 457(a).  Additionally, revised the document to change the maximum offering price to $0.30 and reduced the number of shares being offered from 10,000,000 to 3,000,000.

Risk Factors, page 11

General

7. Please add a separate risk factor addressing the fact that no minimum amount is required for this transaction. In this regard, your disclosure should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may not be sufficient to fund your business and may not even cover the costs of the offering.

Revised to include a risk factor stating that no minimum amount is required for this transaction may not even cover the costs of the offering.

8. Please also add a separate risk factor addressing the lack of an escrow or trust account for this transaction, and discuss the potential consequences to investors should your company enter bankruptcy during the offering period.

Revised to include language regarding the requested risk factor.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Embarr Downs, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO/President